UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

ICO, Inc. (Name of Issuer) Common Stock, No par value
(Title of Class of Securities)
449293109 (CUSIP Number) February 2, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 449293109

1.	Names of Reporting Persons. William C. Willoughby I.R.S. Identification Nos. of above persons (entities only). ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 835,309

	6.	Shared Voting Power 1,614,255

	7.	Sole Dispositive Power 835,309

	8.	Shared Dispositive Power 1,614,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,449,564

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person IN

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SCHEDULE 13G
CUSIP No. 449293109

1.	Names of Reporting Persons. Catherine Stephens I.R.S. Identification Nos. of above persons (entities only). ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 239,591

	6.	Shared Voting Power 1,580,518

	7.	Sole Dispositive Power 239,591

	8.	Shared Dispositive Power 1,580,518

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,820,509

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.2

12.	Type of Reporting Person IN

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 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Schedule 13G
Under the Securities Exchange Act of 1934

Introductory Note: This Schedule 13G supersedes in its entirety the ownership information of William C. Willoughby and Catherine Stephens as set forth in the Form Schedule 13D originally filed on June 13, 1988, and as amended from time to time, with respect to no par value common stock of ICO, Inc.

Item 1(a)	Name of Issuer:

ICO, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Office:

5333 Westheimer, Suite 600
Houston, Texas 77056

Item 2(a)	Names of Person Filing:

William C. Willoughby

Catherine Stephens

Item 2(b)	Address of Principal Business Office, or if none, Residence:

William C. Willoughby
6250 Covered Bridge Rd.
Pipersville, PA 18947

Catherine Stephens
66 Haele Place
Makawao, HI 96768

Item 2(c)	Citizenship:

U.S.A.

Item 2(d)	Title of Class of Securities:

Common Stock, no par value

Item 2(e)	CUSIP Number:

449293109

Item 3	Filing required pursuant to the Rules 13d-1(b), or 13d-2(b):

None of the reporting persons is an entity specified in Rule 13d-1(b).

Item 4	Ownership as of December 31, 2003

(a) Amount Beneficially Owned:

(i)
799,097 shares owned of record by William C. Willoughby. 15,000 shares are issuable upon exercise of stock options granted to William C. Willoughby under the issuer’s 1993 Stock Option Plan for Non-Employee Directors. 71,495 shares owned by Regina Willoughby, William C. Willoughby’s wife. 21,212 owned by William C. Willoughby as custodian for Bryan Willoughby, William C. Willoughby’s son. 4,898 owned by Regina Willoughby as custodian for Bryan Willoughby. William C. Willoughby disclaims beneficial ownership of any shares owned by, or held as custodian for, Regina Willoughby and Bryan Willoughby.

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(ii)
233,591 shares owned of record by Catherine Stephens. 6,758 shares owned by John Stephens, Catherine Stephens’ husband. 2,840 shares owned by John Bradley Stephens, Catherine Stephens’ son. 1,600 shares held in trust for John Bradley Stephens for which Catherine Stephens serves as trustee. 21,011 shares held in trust for John Bradley Stephens for which Catherine Stephens does not serve as trustee. 1,600 shares held in trust for Megan Catherine Stephens, Catherine Stephens’ daughter, for which Catherine Stephens serves as trustee. 14,887 shares held in trust for Megan Catherine Stephens for which Catherine Stephens does not serve as trustee. Catherine Stephens disclaims beneficial ownership of any shares owned by, or held in trust for, John Stephens, John Bradley Stephens or Megan Catherine Stephens.

(iii)
463,238 shares are held in trust for the benefit of William C. Willoughby for which William C. Willoughby and Catherine Stephens serve as co-trustees. 305,693 shares are held in trust for the benefit of William C. Willoughby for which William C. Willoughby and Catherine Stephens serve as co-trustees. 463,239 shares are held in trust for the benefit of Catherine Stephens for which William C. Willoughby and Catherine Stephens serve as co-trustees. 305,692 shares are held in trust for the benefit of Catherine Stephens for which William C. Willoughby and Catherine Stephens serve as co-trustees. As co-trustees, the reporting persons share the power to vote and to dispose of these shares. William C. Willoughby disclaims beneficial ownership of the aggregate of 768,931 shares held in trust for the benefit of Catherine Stephens. Catherine Stephens disclaims beneficial ownership of the aggregate of 768,931 shares held in trust for the benefit of William C. Willoughby.

	(b)	Percent of Class:

		(i)	9.7% -- as to shares owned of record and beneficially by William C. Willoughby.

		(ii)	7.2% -- as to shares owned of record and beneficially by Catherine Stephens.

		(iii)	6.1% -- as to shares held in trusts of which each of the reporting persons is a trustee.

	(c)	Number of shares as to which William C. Willoughby has:

		(i)	sole power to vote or direct the vote: 835,309 shares.

		(ii)	shared power to vote or to direct the vote: 1,614,255 shares.

		(iii)	sole power to dispose or direct the disposition of: 835,309 shares.

		(iv)	shared power to dispose or direct the disposition of: 1,614,255 shares.

	(d)	Number of shares as to which Catherine Stephens has:

		(i)	sole power to vote or direct the vote: 239,591 shares.

		(ii)	shared power to vote or direct the vote: 1,580,518 shares.

		(iii)	sole power to dispose or direct the disposition of: 239,591 shares.

		(iv)	shared power to dispose or direct the disposition of: 1,580,518 shares.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

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Item 6	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 2, 2004

/s/ William C. Willoughby

William C. Willoughby

/s/ Catherine Stephens

Catherine Stephens

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AGREEMENT

The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934 that the Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.

/s/ William C. Willoughby

William C. Willoughby

/s/ Catherine Stephens

Catherine Stephens

Dated:       February 2, 2004